Filed by Chemical Financial Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: TCF Financial Corporation SEC File No.: 001-10253 Filer’s SEC File No.: 001-08185 Date: March 1, 2019 Better Together: Introducing the leadership team of new TCF following close of merger Integration Office formed to bring us together The merger of Chemical and TCF will create the premier Midwest bank because of what both companies bring to the table – complementary assets, deep community connections, and extraordinarily talented teams. We believe that bringing together the best of both banks will create a national powerhouse. With that in mind, we are pleased to announce today the new executive team that will lead us forward as well as an Integration Management Office (IMO) that will help us blend our two banks into one unified organization. The executive leadership team will become effective following the closing of the merger, which we anticipate will occur sometime in the late third or early fourth quarter of this year. These leaders will serve in their current capacity for their respective company until the merger is closed. They also will play important roles in the integration planning process, which starts immediately with the formation of the IMO. Strong leadership. Strong representation from both banks As CEO of the combined company (new TCF), Craig Dahl will be responsible for the executive management and leadership of the combined bank (new TCF Bank). His new leadership team has depth and strength and is drawn from the top ranks of both banks. The following leaders will report directly to Craig: Tom Shafer will be President and Chief Operating Officer of the new TCF Bank. He will have management oversight of the Wholesale and Consumer Banking businesses as well as the IT organization. This includes: equipment and inventory finance, commercial banking, commercial real estate, retail banking, consumer banking, wealth management, and mortgage. Currently, Tom is CEO and President of Chemical Bank.

Dennis Klaeser will be Chief Financial Officer (CFO) . He will be responsible for all areas of the finance function, including financial reporting, financial planning and analysis, tax, and treasury management. Currently, Dennis is CFO of Chemical Financial Corporation and Chemical Bank. Jim Costa will be Chief Risk and Credit Officer. He will lead our risk management and credit functions. These areas include enterprise risk management, operational risk, credit risk, risk modeling, BSA, compliance and regulatory engagement. Jim also will have a dotted line reporting relationship to the Risk Committee of the Board of Directors. Currently, Jim is Chief Risk and Credit Officer of TCF. Patty Jones will be Chief Administrative Officer. She will oversee the legal department as well as the corporate affairs, communications and community affairs functions. Currently, Patty is Chief Administrative Officer of TCF. Sandy Kuohn will be Chief Human Capital Officer. She will oversee human capital strategies, including talent acquisition, retention, organizational and talent development, total rewards, and human capital services. Currently, Sandy is Chief Human Resources Officer of Chemical Bank. Andy Jackson will be Chief Audit Executive. He will be responsible for the internal audit and loan review functions. He will also have a dotted line reporting relationship to the Audit Committee of the new TCF Board of Directors. Currently, Andy is Chief Audit Executive of TCF. The following leaders will report to Tom Shafer: Bill Henak will be Executive Vice President, Wholesale Banking. Bill will manage the national lending businesses focused on equipment and inventory finance, commercial banking (to be divided geographically) and national commercial real estate. Currently, Bill is Executive Vice President, Wholesale Banking of TCF. Mike Jones will be Executive Vice President, Consumer and Business Banking. He will manage all areas of retail banking, consumer lending, small business banking, commercial banking (to be divided geographically), wealth management, mortgages and home lending. Currently, Mike is Executive Vice President, Consumer Banking of TCF. Tom Butterfield will be Chief Information Officer. He will lead the information technology team, focused on providing the solutions necessary to best serve our customers and business clients in a 21 st century banking environment. Currently, Tom is Chief Information Officer of TCF.

Other leadership appointments include: Brian Maass will be Executive Vice President, Deputy CFO and Treasurer, reporting to Dennis Klaeser. Currently, Brian is CFO of TCF. Joe Green will be Executive Vice President, General Counsel and Corporate Secretary to the Board of Directors, reporting to Patty Jones. Currently, Joe is General Counsel of TCF. These appointments define the executive management team of the new TCF as well as provide the structure for how our customer-facing businesses will be led. There are many other leadership roles for new TCF that will be determined as the integration progresses. Management of the Integration Overall integration activity will be co-led by Jim Costa and Brennan Ryan , currently Chemical’s Chief Operating Officer. They will oversee the formation of the Integration Management Office (IMO) that will combine the best practices of both companies to create the premier Midwest bank, the 27 th largest in the nation. Over the next several months, we will create and follow a thorough process to organize work streams that ensure new TCF is prepared to best serve our customers, our shareholders, and our team members. The IMO will be a central decision-making resource to resolve questions and issues related to how the company will be organized and managed following the close. This team will need your help bringing us together. Integration Steering Committee A Steering Committee will be created to oversee development and execution of integration strategies, timelines and key decisions related to integration. Members of the Integration Steering Committee include: Craig Dahl, Tom Shafer, Mike Jones, Tom Butterfield, Sandy Kuohn, Brian Maass, Chris McComish (Chemical Bank Chief Consumer Banking Officer) and Greg Bixby (Chemical Bank Chief Technology & Operations Officer). Jim Costa and Brennan Ryan will co-chair the Steering Committee. In the coming weeks, additional leaders from both companies will be named to integration roles that support the IMO and key work streams. What You Can Expect Next We look forward to personally introducing the new leadership team to Chemical and TCF team members in the coming weeks. Please look for additional communications, videos, and invitations to company meetings where you can get to know more about these leaders. We will make sure you have plenty of opportunities to ask questions. There is still much work to be done to further define the new organizational structures that will support these leadership positions. Thank you for your patience as we make and communicate these decisions.

We appreciate the enthusiasm, interest and focus our team members have shown since announcing the merger. The months ahead will present exciting new opportunities, and we must remain equally focused on operating our two companies independently, delivering on our business goals and serving our customers and clients. These two great banks will be even better together! Craig Dahl Tom Shafer Chairman, CEO and President CEO and President TCF Chemical Bank

Cautionary Note Regarding Forward-Looking Statements Statements included in this communication which are not historical in nature are intended to be, and hereby are identified as, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Chemical and TCF with respect to their planned merger, including statements about the new leadership team and its ability to execute on the combined company’s long-term strategy and vision, and statements regarding the timing of the closing of the merger. Words such as “may,” “anticipate,” “plan,” “estimate,” “expect,” “project,” “assume,” “approximately,” “continue,” “should,” “could,” “will,” “poised,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following:  the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);  the failure of either Chemical or TCF to obtain shareholder approval, or to satisfy any of the other closing conditions to the transaction on a timely basis or at all;  if the combined company is unable to retain its employees, particularly key management, the combined company could face disruptions with respect to integration, operations and customer retention.  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;  the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where Chemical and TCF do business, or as a result of other unexpected factors or events;  the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;  diversion of management’s attention from ongoing business operations and opportunities;  potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;  the ability of either company to effectuate share repurchases and the prices at which such repurchases may be effectuated;  the outcome of any legal proceedings that may be instituted against Chemical or TCF;  the integration of the businesses and operations of Chemical and TCF, which may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Chemical’s or TCF’s existing businesses;  business disruptions following the merger; and  other factors that may affect future results of Chemical and TCF including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors that could cause results to differ materially from those described above can be found in the risk factors described in Item 1A of each of Chemical’s and TCF’s Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2018. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Chemical and TCF disclaim any obligation to update or revise any forward-looking statements contained in this press release, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Important Additional Information and Where to Find It This communication is being made in respect of the proposed merger transaction between Chemical and TCF. In connection with the proposed merger, Chemical will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Chemical and TCF and a Prospectus of Chemical, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Chemical and TCF shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A free copy of the Joint Proxy Statement/Prospectus, once available, as well as other filings containing information about Chemical and TCF, may be obtained at the SEC’s Internet site ( http://www.sec.gov ). You will also be able to obtain these documents, free of charge, from Chemical by accessing Chemical’s website at http://www.chemicalbank.com (which website is not incorporated herein by reference) or from TCF by accessing TCF’s website at http://www.tcfbank.com (which website is not incorporated herein by reference). Copies of the Joint Proxy Statement/Prospectus once available can also be obtained, free of charge, by directing a request to Chemical Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, MI 48226, by calling (800) 867-9757 or by sending an e-mail to investorinformation@ChemicalBank.com, or to TCF Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata, MN 55391 by calling (952) 745- 2760 or by sending an e-mail to investor@tcfbank.com . Participants in Solicitation Chemical and TCF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chemical and TCF shareholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Chemical’s directors and executive officers is contained in Chemical’s Annual Report on Form 10-K for the year ended December 31, 2018, its Proxy Statement on Schedule 14A, dated March 16, 2018, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding TCF’s directors and executive officers is contained in TCF’s Annual Report on Form 10-K for the year ended December 31, 2018, its Proxy Statement on Schedule 14A, dated March 14, 2018, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.